SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F    X   Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ___

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Reports Successful Launch of Israel's First VOIP-Based International Telephony Service dated October 18, 2004.

                                                                          Item 1

Press Release
                                              Source: Internet Gold
Internet Gold Reports Successful Launch of Israel's First VOIP-Based International Telephony Service

Monday October 18, 7:06 am ET

PETACH TIKVA, Israel, October 18 /PRNewswire-FirstCall/-- Internet Gold (NASDAQ:
IGLD - News) today announced that it has successfully completed the launch campaign for its new "015" international telephony service and that management is extremely satisfied with the marketing results achieved during the first two months of operations.

An independent survey concluded demonstrates that 015 has secured a "mind share" of 28% since its launch on August 7, a significant achievement which underscores the effectiveness of the Company's aggressive marketing campaign. Mind share is a measurement of the public's unaided awareness of a brand that usually leads over time to increased market share. To date, the service has been used by approximately 300,000 users making more than 1 million phone calls to destinations throughout the world.

"We are delighted with 015's impressive initial success, an achievement which proves what we have always believed: that Israel is a sophisticated market that responds to an intelligent value proposition, world-class services and attentive support," said Arik Alster, Deputy CEO of Internet Gold. These were 'revolutionary' standards for Israel when we introduced them via our Internet access business, and remain the secret of our success as we expand into new business areas."

Internet Gold 015 is Israel's first 100% VOIP (Voice Over IP)-based telephony operator. In launching the service, the Company was able to leverage the extensive broadband IP network and support organization that it had built for its Internet Service Provider business, thereby enjoying significant savings in its setup costs. Total infrastructure costs, including the deployment of a cutting-edge VERAZ VOIP gateway with an ECtel Fraud Prevention system, B-B-were approximately $2.5 million. The Company launched the new service with an extensive $1.3 million multi-media advertising campaign. The Company expects 015 to begin contributing to its top-line performance already during the fourth quarter of 2004.

"The launch of international telephony services is an important additional step in our strategy to become one of Israel's Israel's leading communications company," continued Mr. Alster. "In the short-to-medium term, we expect our 015, Internet Access and Value Added Service businesses to be the primary drivers of continued top- and bottom-line growth. In addition, we expect to benefit from the emergence of worldwide demand for e-commerce and content and e-advertising, trends that will increase the importance of our MSN-Israel and P-1000 operations."

About Internet Gold

Internet Gold, is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services. Its fully-owned subsidiary Gold Mind focuses on the provision of Internet value-added services. Through MSN Israel, its joint-venture (50.1% ownership) with Microsoft Corp. (49.9% ownership), the Company operates Israel's leading Internet portal. Through Gold Trade, its e-Commerce joint venture (48.3% ownership), the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report and its other reports as filed from time to time with the Securities and Exchange Commission.

For further information, please contact:

    Ms. Idit Azulay, Internet Gold
    +972 3 939-9848
    idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  October 18, 2004